                                                            One Franklin Parkway

                                                                                 San Mateo, CA 94403-1906

FRANKLIN TEMPLETON

INVESTMENTS                                                                                                                       tel 650/312.2000

                                                                                 franklintempleton.com

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July 17, 2009

VIA EDGAR -- FORM DEL AM

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:  Delaying Amendment for Franklin Investors Securities Trust Registration Statement on Form N-14 (File No. 333-160119)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of Franklin Investors Securities Trust (the “Registrant”) we hereby file a delaying amendment with respect to Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-160119) relating to the reorganizations of HSBC Core Plus Fixed Income Fund and HSBC Investor Intermediate Duration Fixed Income Fund, each a series of HSBC Investor Funds, and HSBC Core Plus Fixed Income Fund (Advisor), a series of HSBC Advisor Funds Trust, into the Franklin Total Return Fund, a series of the Registrant. The Registration Statement was filed with the Securities and Exchange Commission on June 19, 2009 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of San Mateo and the State of California on the 17th day of July, 2009.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Matthew DiClemente, partner at Stradley Ronon Stevens & Young LLP, at 215-564-8173.

Very Truly Yours,

/s/ David P. Goss
David P. Goss
Vice President
Franklin Investors Securities Trust